UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 13)

CVB Financial Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

126600 10 5

(CUSIP Number)

                      December 31, 2000
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-(c)

[x ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 126600 105	13G	PAGE 2 OF 6
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Charles M. Magistro ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 214,492
	6	SHARED VOTING POWER 1,096,259
	7	SOLE DISPOSITIVE POWER 214,492
	8	SHARED DISPOSITIVE POWER 1,096,259
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,310,751
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN IN ROW (9) 5.21%
12	TYPE OF REPORTING PERSON* IN

                                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.
(a)	Name of Issuer.
CVB Financial Corp.
(b)	Address of Issuer's Principal Executive Offices.
701 North Haven Avenue, Suite 350 Ontario, California 91764

Item 2.
(a)	Name of Person Filing.
Charles M. Magistro
(b)	Address of Principal Business Office or, if none, Residence.
135 Camellia Court Upland, California 91786
(c)	Citizenship.
USA
(d)	Title of Class of Securities.
Common Stock
(e)	CUSIP No.
126600 10 5

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person is a:
(a)	[ ]	Broker or Dealer registered under Section 15 of the Act.
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act.
(c)	[ ]	Insurance Company as defined in section 3(a)(19) of the Act.
(d)	[ ]	Investment Company registered under section 8 of the Investment Company Act.
(e)	[ ]	Investment Adviser registered under section 203 of the Investment Adviser Act of 1940.
(f)	[ ]	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F) (Note: See Item 7).
(g)	[ ]	Parent Holding Company, in accordance with Section 240.13d-1(b)(1)(ii)(G) (Note: See Item 7).
(h)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(H).

Item 4. Ownership.

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)	Amount Beneficially Owned.
1,310,751
(b)	Percent of Class.
5.21%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
214,492
(ii) shared power to vote or to direct the vote
1,096,259 (pursuant to the Charles and Noel Magistro trust)
(iii) sole power to dispose or to direct the disposition of
214,492
(iv) shared power to dispose or to direct the disposition of
1,096,259 (pursuant to the Charles and Noel Magistro trust)

Instruction: For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, please check the following: [  ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

     Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

     Not applicable.

Item 10. Certification.

     Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2001
        Date

/s/ Charles M. Magistro
Signature

Charles M. Magistro
Name/Title